UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AllianceBernstein Holding L.P.

(Name of Subject Company (Issuer))

Equitable Holdings, Inc.

(Name of Filing Person (Offeror))

Units Representing Assignments of Beneficial Ownership of Limited Partnership Interests

(Title of Class of Securities)

01881G106

(CUSIP Number of Class of Securities)

Robin M. Raju

Chief Financial Officer

Equitable Holdings, Inc.

1345 Avenue of the Americas

New York, New York 10105

(212) 554-1234

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

John M. Schwolsky

Jennifer J. Carlson

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019-6099

(212) 728-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

As permitted by General Instruction G to Schedule TO, this Schedule TO is also an amendment to the statement on Schedule 13D initially filed on August 4, 1992, as previously amended.

CUSIP No.	01881G106

1	Name of reporting person Equitable Holdings, Inc.
2	Check the appropriate box if a member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares (See Instructions)
13	Percent of class represented by amount in Row (11) 0.00%
14	Type of Reporting Person (See Instructions) HC, CO

SCHEDULE TO

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Equitable Holdings, Inc., a Delaware corporation (“Equitable”), to purchase up to 46,000,000 units representing assignments of beneficial ownership of limited partnership interests (“Units”) in AllianceBernstein Holding L.P., a Delaware limited partnership (“AB Holding”), at a price of $38.50 per Unit (the “Purchase Price”), net to the seller in cash, for an aggregate Purchase Price of up to approximately $1.8 billion, less any applicable tax withholding.

The offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 24, 2025 (the “Offer to Purchase”), and the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, as each may be amended and supplemented from time to time, constitute the “Offer”).

This Schedule TO is intended to satisfy the requirements of a Tender Offer Statement on Schedule TO of Equitable. All information in the Offer to Purchase and the Letter of Transmittal, including all schedules and annexes thereto, is hereby incorporated by reference in answer to all items in this Schedule TO, and is supplemented by the information specifically provided herein.

ITEM 1.	SUMMARY TERM SHEET

Item 1001 of Regulation M-A:

The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION

Item 1002(a) through (c) of Regulation M-A:

(a)	The information set forth in Section 9 (“Certain Information About AB Holding”) of the Offer to Purchase is incorporated herein by reference.

(b)	The information set forth in the section of the Offer to Purchase captioned “Introduction” is incorporated herein by reference.

(c)	The information set forth in Section 7 (“Price Range of the Units; Distributions”) of the Offer to Purchase is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

Item 1003(a) through (c) of Regulation M-A:

The information set forth in the section of the Offer to Purchase captioned “Introduction” and in Section 15 (“Certain Information Concerning Equitable”) and Schedule A (“Executive Officers and Directors of Equitable”) of the Offer to Purchase is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION

Item 1004(a) of Regulation M-A:

The information set forth in the section of the Offer to Purchase captioned “Introduction,” the section of the Offer to Purchase captioned “Summary Term Sheet,” and in Section 1 (“Terms of the Offer”), Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Other Plans”), Section 3 (“Procedures for Tendering Units”), Section 4 (“Withdrawal Rights”), Section 5 (“Purchase of Units and Payment of Purchase Price”), Section 6 (“Conditions of the Offer”), Section 8 (“Source and Amount of Funds”), Section 13 (“Certain Material U.S. Federal Income Tax Consequences of the Offer”), Section 14 (“Extension of the Offer; Termination; Amendment”) and Section 17 (“Miscellaneous”) of the Offer to Purchase is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Item 1005(a) and (b) of Regulation M-A:

The information set forth in Section 10 (“Relationships, Agreements and Transactions with AB Holding”), Section 15 (“Certain Information Concerning Equitable”) and Schedule A (“Executive Officers and Directors of Equitable”) of the Offer to Purchase is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Item 1006(a) and (c)(1) through (7) of Regulation M-A:

The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Other Plans”) of the Offer to Purchase is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 1007(a), (b) and (d) of Regulation M-A:

The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” and in Section 8 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Item 1008 of Regulation M-A:

(a)

The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Other Plans”) and Section 15 (“Certain Information Concerning Equitable”) of the Offer to Purchase is incorporated herein by reference.

(b)

The information set forth in Section 10 (“Relationships, Agreements and Transactions with AB Holding”) and Schedule A (“Executive Officers and Directors of Equitable”) of the Offer to Purchase is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

Item 1009(a) of Regulation M-A:

The information set forth in Section 16 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS

The historical and pro forma financial information of Equitable is not material to the Offer because (a) the consideration offered consists solely of cash, (b) the offer is not subject to any financing condition and (c) Equitable is a public reporting company under Section 13(a) of the Securities Exchange Act of 1934, as amended, that files reports electronically on EDGAR. The information set forth in Section 8 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

ITEM 11.	ADDITIONAL INFORMATION

Item 1011(a) and (c) of Regulation M-A:

(a)(1) The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Other Plans”), Section 10 (“Relationships, Agreements and Transactions with AB Holding”) and Section 15 (“Certain Information Concerning Equitable”) of the Offer to Purchase are incorporated herein by reference.

(a)(2), (3), (4) and (5) Not applicable.

(c)

The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, are incorporated herein by reference.

ITEM 12.	EXHIBITS

(a)(1)(i)*	Offer to Purchase, dated February 24, 2025.

(a)(1)(ii)*	Form of Letter of Transmittal (including IRS Form W-9).

(a)(1)(iii)*	Form of Notice of Guaranteed Delivery.

(a)(1)(iv)*	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(v)*	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(vi)*	Text of Summary Advertisement, as published in the Wall Street Journal on February 24, 2025.

(a)(5)(i)*	Press Release issued by Equitable Holdings, Inc., dated February 24, 2025.

(a)(5)(ii)*	Excerpt from a presentation held by Equitable on February 24, 2025.

(a)(5)(iii)*	Excerpt from a transcript of a presentation held by Equitable on February 24, 2025.

(b)	364-day Term Loan Credit Agreement, dated as of February 21, 2025, among Equitable Holdings, Inc., certain Banks and Barclays Bank plc, as administrative agent, sole lead arranger and bookrunner (incorporated by reference to Exhibit 10.1 to Equitable’s Current Report on Form 8-K, filed on February 24, 2025).

(d)(i)	Amendment No. 1 dated February 24, 2006 to Amended and Restated Agreement of Limited Partnership of AB Holding (incorporated by reference to Exhibit 3.1 to AB Holding’s Form 10-Q for the fiscal quarter ended September 30, 2006, filed on November 8, 2006).

(d)(ii)	Amended and Restated Agreement of Limited Partnership dated October 29, 1999 of AB Holding (incorporated by reference to Exhibit 3.2 to AB Holding’s Form 10-K for the fiscal year ended December 31, 2003, filed on March 10, 2004).

(d)(iii)	Amendment No. 1 dated February 24, 2006 to Amended and Restated Agreement of Limited Partnership of AB (incorporated by reference to Exhibit 3.2 to AB Holding’s Form 10-Q for the fiscal quarter ended September 30, 2006, filed on November 8, 2006).

(d)(iv)	Amended and Restated Agreement of Limited Partnership dated October 29, 1999 of AB (incorporated by reference to Exhibit 3.3 to AB Holding’s Form 10-K for the fiscal year ended December 31, 2003, filed on March 10, 2004).

(d)(v)	Master Exchange Agreement dated December 19, 2024, between Equitable and AB (incorporated by reference to Exhibit 10.1 to AB Holding’s Form 8-K, filed on December 19, 2024).

(g)	None.

(h)	None.

107*	Filing Fee Table.

*	Filed herewith.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2025

EQUITABLE HOLDINGS, INC.

By:	/s/ Robin M. Raju
Name: Robin M. Raju
Title: Chief Financial Officer